Exhibit 99.1

CONSENT OF BARRY A. CHASE

The undersigned hereby consents to his being named in the Registration Statement on Form S-11 of Cornerstone Growth & Income REIT, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of Cornerstone Growth & Income REIT, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: July 12, 2007

By:	/s/ Barry A. Chase
Barry A. Chase